December 19, 2018

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15
Ireland

       Re: Avadel Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018 and Amended April 30, 2018
           File No. 001-37977

Dear Mr. Kanan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance